UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  February 2011
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 4Q10 PASSENGER TRAFFIC UP 1.69% YOY

México D.F., February 23, 2011 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three and twelve-month periods ended December 31, 2010.

4Q10 Highlights1:

•	EBITDA2 increased by 4.83% to Ps.466.95 million

•	Total passenger traffic was up 1.69%

•	Total revenues increased by 58.32% due to increases of 4.68% in aeronautical revenues, 5.72% in non-aeronautical revenues and 100.0% in construction services

•	Commercial revenues per passenger increased by 4.08% to Ps.63.84

•	Operating profit rose by 29.63%

•	EBITDA margin declined to 39.14% from 59.12% in 4Q09

__________________________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three-month period ended December 31, 2010, and the equivalent three-month period ended December 31, 2009. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.3496.

2.
EBITDA means net income before: provision for taxes, deferred taxes, profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 4Q10, Page 1 of 22

Passenger Traffic

For the fourth quarter of 2010, total passenger traffic increased year-over-year by 1.69%. This was mainly as a result of reduced traffic in the year-ago period as a result of the outbreak of A/H1N1 influenza in Mexico, announced on April 28, 2009, and the global recession. International passenger traffic increased 4.23% while domestic passenger traffic declined 1.27%.

The 4.23% increase in international passenger traffic resulted mainly from an increase of 4.47% in international traffic at the Cancún airport. The 1.27% decline in domestic passenger traffic was due to declines of 14.44%, 17.38%, 4.63%, 34.05%, 14.66%, 5.65% and 10.71% in domestic traffic at Veracruz, Oaxaca, Mérida, Minatitlan, Tapachula, Huatulco and Cozumel airports, respectively, which more than offset increases in passenger traffic at ASUR’s other airports.

Passenger traffic for FY10 increased 7.59% compared to FY09, reflecting increases of 11.66% in international passenger traffic and 2.28% in domestic passenger traffic.

Table I: Domestic Passengers (in thousands)
Airport	4Q09	4Q10	% Change	FY09	FY10	% Change
Cancún	755.2	812.9	7.54	3,102.5	3,372.5	8.70
Cozumel	11.2	10.0	(10.71)	53.4	38.9	(27.15)
Huatulco	77.9	73.5	(5.65)	323.1	315.4	(2.38)
Mérida	274.5	261.8	(4.63)	966.2	1,031.1	6.73
Minatitlán	37.0	24.4	(34.05)	142.1	116.4	(18.09)
Oaxaca	115.1	95.1	(17.38)	460.7	394.7	(14.33)
Tapachula	45.7	39.0	(14.66)	186.5	181.0	(2.95)
Veracruz	205.7	176.0	(14.44)	786.7	763.8	(2.91)
Villahermosa	181.7	189.7	4.40	716.8	677.8	(5.44)
TOTAL	1,704.0	1,682.4	(1.27)	6,738.0	6,891.5	2.28
Note:  Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	4Q09	4Q10	% Change	FY09	FY10	% Change
Cancún	1,822.9	1,904.4	4.47	8,072.4	9,067.0	12.32
Cozumel	71.7	74.9	4.46	382.3	399.9	4.60
Huatulco	11.7	12.0	2.56	65.0	70.2	8.00
Mérida	23.4	27.8	18.80	92.4	104.5	13.10
Minatitlán	1.2	0.8	(33.33)	3.9	4.6	17.95
Oaxaca	13.9	10.4	(25.18)	62.4	52.0	(16.67)
Tapachula	0.9	0.9	-	3.9	4.2	7.69
Veracruz	16.7	15.4	(7.78)	65.9	70.4	6.83
Villahermosa	12.8	12.2	(4.69)	49.6	51.0	5.82
TOTAL	1,975.2	2,058.8	4.23	8,797.8	9,823.8	11.66
Note:  Passenger figures exclude transit and general aviation passengers.

ASUR 4Q10, Page 2 of 22

Table III: Total Passengers (in thousands)
Airport	4Q09	4Q10	% Change	FY09	FY10	% Change
Cancún	2,578.1	2,717.3	5.40	11,174.9	12,439.3	11.31
Cozumel	82.9	84.9	2.41	435.7	438.8	0.71
Huatulco	89.6	85.5	(4.58)	388.1	385.6	(0.64)
Mérida	297.9	289.6	(2.79)	1,058.6	1,135.7	7.28
Minatitlán	38.2	25.2	(34.03)	146.0	121.0	(17.12)
Oaxaca	129.0	105.5	(18.22)	523.1	446.7	(14.61)
Tapachula	46.6	39.9	(14.38)	190.4	185.2	(2.73)
Veracruz	222.4	191.4	(13.94)	852.6	834.2	(2.16)
Villahermosa	194.5	201.9	3.80	766.4	728.8	(4.91)
TOTAL	3,679.2	3,741.2	1.69	15,535.8	16,715.3	7.59
Note:  Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q10

Total revenues for 4Q10 increased year-over-year by 58.32% to Ps.1,192.89  million. This was mainly due to the addition of revenues from construction services as a result of ASUR’s adoption of I-MFRS 17, and to a lesser extent, increases of:

•	4.68% in revenues from aeronautical services, principally as a result of the 1.69% increase in passenger traffic; and

•	5.72% in revenues from non-aeronautical services, reflecting the 4.52% increase in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lot fees.

Commercial revenues increased by 4.52% year-over-year during the quarter, principally due to higher passenger traffic. There were increases in revenues in the following activities:

•	3.09% in duty-free stores;

•	34.14% in advertising;

•	1.85% in food and beverage;

•	5.85% in other revenues;

•	1.69% in retail operations; and

•	44.24% in banking and currency exchange services.

ASUR 4Q10, Page 3 of 22

These increases were partially offset by revenue declines of:

•	3.98% in teleservices;

•	3.74% in ground transportation;

•	0.14% in car rentals; and

•	4.74% in parking lot fees.

Construction revenues and expenses. As a result of ASUR’s adoption of I-MFRS 17, “Service Concession Contracts”, ASUR is required to include in its income statement a new income line reflecting the income from construction or improvements to concessioned assets made during the period. During 4Q10, ASUR recognized Ps.401.39 million in “Construction Services” because of improvements to its concessioned assets. The same amount is recognized under the new expense line “Construction Costs” because ASUR hires third parties to provide construction services.

Because equal amounts of Construction Revenues and Construction Expenses have been included in ASUR's income statement as a result of the application of I-MFRS 17, ASUR's total revenues increased in 4Q09 without a corresponding increase in EBITDA, and therefore its EBITDA Margin, which is equal to EBITDA divided by total revenues, experienced a relative decrease.

Total operating costs and expenses for 4Q10 increased 76.11% year-over-year. This was primarily due to the following increases:

•	18.79% in administrative expenses, principally in professional fees and participation in trade shows to promote new routes;

•	4.13% in cost of services, mainly reflecting higher labor costs resulting from the annual salary increase for unionized employees, professional fees, surveillance and maintenance costs;

•	4.83% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee); and

•	100% in construction costs due to ASUR’s adoption of I-MFRS 17.

These increases were partially offset by the following declines:

•	40.65% in depreciation and amortization resulting mainly due to changes in the depreciation and amortization rates, as a result of the adoption of I-MFRS 17; and

•	0.74% in concession fees paid to the Mexican government, mainly due to the decline in the taxable base (a factor in the calculation of the fee).

ASUR 4Q10, Page 4 of 22

Operating margin for the quarter declined to 31.33% from 38.26% in 4Q09. This was mainly due to the adoption of I-MFRS 17, which resulted in an increase in revenues without  a corresponding increase in operating profit and the 18.79% increase in administrative expenses which more than offset smaller increases in revenues from aeronautical and non-aeronautical services.

Comprehensive Financing Cost for 4Q10 increased year-over-year by Ps.11.69 million. During 4Q10, the Company reported an exchange rate loss of Ps.1.5 million and net interest income of Ps.6.3 million, resulting from interest income of Ps.19.9 million and accrued interest expenses of Ps.13.6 million. During the quarter ASUR posted a mark-to-market gain in its interest rate swap of Ps.1.5 million.

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 4Q10 declined by 17.17%, or Ps.21.10 million year-over-year, principally due to the following factors:

•	A Ps.4.4 million decline in IETU;

•	A Ps.89.2 million increase in the provision for income taxes;

•	A Ps.17.4 million decline in asset taxes; and

•	A Ps.88.5 million decline in deferred income taxes and deferred IETU.

Net income for 4Q10 increased 74.40% to Ps.278.16 million from Ps.159.50 million in 4Q09. Earnings per common share for the quarter were Ps.0.9272, or earnings per ADS (EPADS) of US$0.7508 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.5317, or EPADS of US$0.4305, for the same period last year.

ASUR 4Q10, Page 5 of 22

Table IV: Summary of Consolidated Results for 4Q10
	4Q09	4Q10	% Change
Total Revenues	753,447	1,192,894	58.32
Aeronautical Services	486,689	509,490	4.68
Non-Aeronautical Services	266,758	282,017	5.72
Commercial Revenues	231,705	242,183	4.52
Construction Services	--	401,387	100.00
Operating Profit	288,268	373,683	29.63
Operating Margin %	38.26%	31.33%	(18.11%)
EBITDA	445,419	466,947	4.83
EBITDA Margin %	59.12%	39.14%	(33.79%)
Net Income	159,503	278,166	74.40
Earnings per Share	0.5317	0.9272	74.40
Earnings per ADS in US$	0.4305	0.7508	74.40
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 12.3496

Table V: Commercial Revenues per Passenger for 4Q10
	4Q09	4Q10	% Change
Total Passengers (‘000)	3,778	3,794	0.42
Total Commercial Revenues	231,705	242,186	4.52
Commercial revenues from direct operations (1)	38,933	48,396	24.31
Commercial revenues excluding direct operations	192,772	193,790	0.53

Total Commercial Revenue per Passenger	61.33	63.84	4.08
Commercial revenue from direct operations per passenger (1)	10.31	12.76	23.76
Commercial revenue per passenger (excluding direct operations)	51.02	51.08	0.12
Note: For purposes of this table, approximately 98,300 and 52,900 transit and general aviation passengers are included for 4Q09 and 4Q10, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

Table VI: Operating Costs and Expenses for 4Q10
	4Q09	4Q10	% Change
Cost of Services	210,260	218,942	4.13
Construction Costs	-	401,387	100.00
Administrative	37,202	44,193	18.79
Technical Assistance	23,443	24,576	4.83
Concession Fees	37,123	36,849	(0.74)
Depreciation and Amortization	157,151	93,264	(40.65)
TOTAL	465,179	819,211	76.11

ASUR 4Q10, Page 6 of 22

Consolidated Results for Fiscal Year 2010

Total revenues for FY10 increased year-over-year by 35.27% to Ps.4,235.5 million. This was mainly due to the addition of revenues from construction services as a result of ASUR’s adoption of I-MFRS 17, and to a lesser extent, the following increases:

•	11.77% in revenues from aeronautical services as a result of the 7.59% increase in passenger traffic during the period; and

•	11.26% in revenues from non-aeronautical services, principally as a result of the 10.60% rise in commercial revenues detailed below.

Commercial revenues for FY10 rose by 10.60% year-over-year, principally as a result of revenue increases in the following areas:

•	8.58% in duty-free stores;

•	11.86% in food and beverage;

•	12.31% in retail operations;

•	63.47% in banking and currency exchange services;

•	10.83% in car rentals;

•	10.53% in other income;

•	10.81% in ground transportation services; and

•	5.41% in advertising.

These increases were partially offset by revenue declines in the following areas:

•	2.83% in parking lot fees; and

•	27.10% in teleservices.

Retail and Other Commercial Space Opened During FY10

Business Name	Type	Opening Date
Cancún
Budget	Car rental company	October 2009
Ice	Currency exchange	September 2010
Telmex	Internet booths (18)	August & September 2010
Air Shop (1)	Convenience store	October 2010
Johnny Rockets	Food and beverage	December 2010
Bubba Gump	Food and beverage	December 2010
Dutty Paid	Retailer	December 2010
Veracruz
Cardtronics México	Currency exchange	April 2010
Air Shop (2)	Convenience store	December 2010

ASUR 4Q10, Page 7 of 22

Business Name (cont.)	Type	Opening Date
Villahermosa
Cardtronics México	Currency exchange	April 2010
Air Shop (2)	Convenience store	December 2010
Oaxaca
Cardtronics México	Currency exchange	April 2010
Air Shop (1)	Convenience store	December 2010
Merida
Cardtronics México	Currency exchange	April 2010
Air Shop (2)	Convenience store	November 2010
Cozumel
Cardtronics México	Currency exchange	April 2010
Minatitlan
Cardtronics México	Currency exchange	May 2010
Tapachula
Cardtronics México	Currency exchange	May 2010
Huatulco
Cardtronics México	Currency exchange	May 2010
Air Shop (1)	Convenience store	December 2010

Total operating costs and expenses for FY10 rose 39.99%, mainly due to the following increases:

•
35.16% in administrative expenses, principally labor costs, resulting from the reassignment of employees from certain operating areas to corporate. Higher professional fees and participation in trade shows to promote new routes also contributed to the increase;

•
20.31% in cost of services, mainly reflecting the Ps.128.0 million increase in the reserve for doubtful accounts resulting from the bankruptcy announced by ASUR’s client Grupo Mexicana de Aviación. Higher energy, security and maintenance costs also contributed to the increase. These increases were partially offset by lower labor costs resulting from the reassignment of employees from certain operating areas to corporate;

•	6.95% in technical assistance costs, reflecting the corresponding increase in EBITDA during the period;

•	10.76% in concession fees, mainly due to an increase in the taxable base (a factor in the calculation of the fee); and

•	100.0% increase in construction costs due to ASUR’s adoption of I-MFRS 17.

ASUR 4Q10, Page 8 of 22

These increases were partially offset by a 39.76% decline in depreciation and amortization mainly due to changes in the depreciation and amortization rates, as a result of the recognition of INIF 17.

Operating margin decreased to 40.71% for FY10, from 42.71% in FY09.  This was mainly the result of the Ps.128.0 million increase in the reserve for doubtful accounts resulting from the bankruptcy announced by ASUR’s client Grupo Mexicana de Aviación. The adoption of I-MFRS 17, which resulted in an increase in revenues without a corresponding increase in operating profit and the 35.16% increase in administrative expenses also contributed to the decline in operating margin.

Net income for FY10 increased by 59.91% to Ps.1,275.14 million. Earnings per common share for the period were Ps.4.2505, or earnings per ADS (EPADS) of US$3.4418 (one ADS represents ten series B common shares).  This compares with Ps.2.6580, or EPADS of US$2.1523, for the same period last year.

Table VII: Summary of Consolidated Results for FY10
(in thousands)
	FY09	FY10	% Change
Total Revenues	3,131,184	4,235,472	35.27
Aeronautical Services	2,042,647	2,283,164	11.77
Non-Aeronautical Services	1,088,537	1,211,072	11.26
Commercial Revenues	941,833	1,041,697	10.60
Construction Services	-	741,236	100.00
Operating Profit	1,337,330	1,724,326	28.94
Operating Margin %	42.71%	40.71%	(4.68%)
EBITDA	1,966,837	2,103,536	6.95
EBITDA Margin %	62.81%	49.66%	(20.93%)
Net Income	797,410	1,275,143	59.91
Earnings per Share	2.6580	4.2505	59.91
Earnings per ADS in US$	2.1523	3.4418	59.91
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.12.3496.

ASUR 4Q10, Page 9 of 22

Table VIII: Commercial Revenues per Passenger for FY10
(in thousands)
	FY09	FY10	% Change
Total Passengers *(‘000)	15,857	17,017	7.32
Total Commercial Revenues	941,833	1,041,697	10.60
Commercial revenues from direct operations (1)	169,685	194,330	14.52
Commercial revenues excluding direct operations	772,148	847,367	9.74

Total Commercial Revenue per Passenger	59.40	61.22	3.06
Commercial revenue from direct operations per passenger (1)	10.70	11.42	6.73
Commercial revenue per passenger (excluding direct operations)	48.70	49.80	2.26
*	For purposes of this table, approximately 321,700 and 302,200 transit and general aviation passengers are included for FY09 and FY10, respectively.
(1)	Revenues from direct commercial operations represent only ASUR’s operation of convenience stores as well as the direct sale of advertising space by the Company.

Table IX: Operating Costs and Expenses for FY10
(in thousands)
	FY09	FY10	% Change
Cost of Services	788,562	948,730	20.31
Construction Costs	-	741,236	100.00
Administrative	121,708	164,506	35.16
Technical Assistance	103,518	110,712	6.95
Concession Fees	150,559	166,752	10.76
Depreciation and Amortization	629,507	379,210	(39.76)
TOTAL	1,793,854	2,511,146	39.99

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY10 were Ps.2,344.92 million, resulting in an annual average tariff per workload unit of Ps.135.52. ASUR’s regulated revenues accounted for approximately 55.36% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

ASUR 4Q10, Page 10 of 22

Balance Sheet

On December 31, 2010, Airport Facility Usage Rights and Airport Concessions represented 82.05% of the Company’s total assets, with current assets representing 14.92% and other assets representing 3.03%.

Cash and marketable securities on December 31, 2010 were Ps.1,442.88 million, 50.08% above the Ps.961.40 million on December 31, 2009.

Shareholders’ equity at the close of 4Q10 was Ps.14,795.46 million and total liabilities were Ps.3,418.46 million, representing 81.23% and 18.77% of total assets, respectively. Total deferred liabilities represented 66.53% of the Company’s total liabilities.

Total bank debt at December 31, 2010 was Ps.890.61 million, including Ps.3.7 million in accrued interest.

During the quarter, ASUR made principal payments of Ps.29.2 million in connection with the Ps.750 million three-year credit agreement with a group of three banks.

During August 2009 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 100% of the interest rate exposure under its Ps.750 million credit agreement. The interest rate was fixed for three years at 6.37%, 6.33% and 6.21% with each of the three banks, respectively. The cost of the interest rate hedge during the quarter was Ps.1.4 million.

Capital Expenditures

During 4Q10, ASUR made investments of Ps.381.18 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans.

Accounting Pronouncements

In January 2009, the National Banking and Securities Commission issued certain amendments to the “General Provisions applicable to securities issuers and other participants in the stock market” whereby it established the requirement for public companies to prepare financial statements under International Financial Reporting Standards (IFRS) as issued by the IASB  starting with fiscal years beginning on or after January 1, 2012.

In August 2010, the Mexican Board for Research and Development of Financial Reporting Standards, A.C. (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. - CINIF) issued the interpretation to Financial Reporting Standards No. 19 "Change Derived from the Adoption of IFRS". This INIF requires disclosure of an entity progress of  adoption of IFRS in the financial statements to be issued after September 30, 2010.

ASUR 4Q10, Page 11 of 22

As previously announced, ASUR is currently in the process of transitioning its financial information to IFRS, and expects to present its first financial statements under IFRS (as issued by the IASB) for the fiscal year beginning  January 1, 2012. As part of this process and as required by INIF 19, the Company has evaluated the principal effects that would take place if ASUR were to adopt IFRS as of January 1, 2011, which are as follows:

ITEM	(in thousands)
Reduction in concessioned assets from the elimination of inflation accounting and recognition at acquisition cost	(4,071,005)
Reduction in other assets	(3,349)
Total Impact on Total Assets	(4,074,354)
Reduction in liabilities from the elimination of deferred taxes	(955,107)
Reduction in other liabilities	9,686
Total Impact on Total Liabilities	(945,421)
Reduction in shareholders’ equity resulting from the elimination of inflation accounting	(5,031,928)
Increase in accumulated earnings resulting from the reduction in the provision for deferred taxes	1,926,020
Other effects on shareholders’ equity	(23,025)
Total Impact on Shareholders’ Equity	(3,128,933)
Total Impact on Liabilities and Shareholders’ Equity	(4,074,354)
Notes:	Preliminary non-audited figures based on ASUR's balance sheet as ofDecember 31,2010. The reduction in the value of the concesioned assets will result in loweramortization beginning 2012.

An updated program for the adoption of International Financial Reporting Standards (IFRS) with the Mexican National Banking and Securities Commission (CNBV) and the Mexican Stock Exchange (BMV) is included in Exhibit 1 to this release.

Recent Events

COFECO Issues Unfavorable Opinion on ASUR’s Participation in Bidding Process for Riviera Maya

On January 31, 2011 ASUR announced that the Comisión Federal de la Competencia (COFECO) reported an unfavorable opinion regarding the Company’s participation in the bidding process for the construction, management, operation and exploitation of the public airport that is to be built in the town of Tulúm in the state of Quintana Roo.

ASUR 4Q10, Page 12 of 22

COFECO states that two commissioners of COFECO voted in favor of permitting ASUR to participate in the bidding process; however, three commissioners denied ASUR’s request. ASUR disagrees with the decision and the views expressed by the Commission and will initiate legal proceedings, pursuant to established Mexican legislation, to defend its right to participate in the bidding process.

ASUR cannot provide any assurance that any legal proceedings to challenge the COFECO decision would be successful, or that COFECO would be required to delay the bidding process or permit ASUR to participate in it as a result of such proceedings.

4Q10 Earnings Conference Call

Day:	Thursday, February 24, 2011

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:	888.680.0894 (US & Canada) and 617.213.4860 (International & Mexico)

Access Code:	43586053

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PBUHYQPYR
Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:	Starting Thursday, February 24, 2011 at 1:00 PM US ET, ending at midnight US ET on Thursday, March 3, 2011. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 30297989.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

ASUR 4Q10, Page 13 of 22

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q10, Page 14 of 22

ASUR 4Q10, Page 15 of 22

AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to December 31, 2010 and 2009

Thousands of Mexican pesos

Item	Cumulative 2009	Cumulative 2010	Variation %	Quarter 2009	Quarter 2010	Variation %
Revenues						
Aeronautical Services	2,042,647	2,283,164	11.77	486,689	509,490	4.68
Non-Aeronautical Services	1,088,537	1,211,072	11.26	266,758	282,017	5.72
Construction Services	-	741,236	-	-	401,387	-
Total Revenues	**3,131,184**	**4,235,472**	**35.27**	**753,447**	**1,192,894**	**58.32**
Operating Expenses						
Cost of Services	788,562	948,730	20.31	210,260	218,942	4.13
Construction Costs	-	741,236	-	-	401,387	-
General and Administrative Expenses	121,708	164,506	35.16	37,202	44,193	18.79
Technical Assistance	103,518	110,712	6.95	23,443	24,576	4.83
Concession Fee	150,559	166,752	10.76	37,123	36,849	(0.74)
Depreciation and Amortization	629,507	379,210	(39.76)	157,151	93,264	(40.65)
Total Operating Expenses	**1,793,854**	**2,511,146**	**39.99**	**465,179**	**819,211**	**76.11**
Operating Income	**1,337,330**	**1,724,326**	**28.94**	**288,268**	**373,683**	**29.63**
Comprehensive Financing Cost	20,156	26,619	32.06	(5,522)	6,168	(211.70)
					11,690	
Non-Ordinary Item						
Non-Ordinary Item	15,384	804	(94.77)	632	129	(79.59)
Income Before Income Taxes	**1,342,102**	**1,750,141**	**30.40**	**282,114**	**379,722**	**34.60**
Provision for IETU	126,111	4,996	(96.04)	2,381	(2,115)	(188.83)
Provision for Income Tax	88,224	447,861	407.64	14,392	103,612	619.93
Provision for Asset Tax	60,654	11,462	(81.10)	28,822	11,462	(60.23)
Deferred Income Taxes	232,107	(19,869)	(108.56)	42,520	(26,098)	(161.38)
Deferred IETU	37,596	30,548	(18.75)	34,496	14,695	(57.40)
Net Income for the Year	**797,410**	**1,275,143**	**59.91**	**159,503**	**278,166**	**74.40**
Earning per Share	**2.66**	**4.25**	**59.91**	**0.5317**	**0.9272**	**74.40**
Earning per American Depositary Share (in U.S. Dollars)	**2.15**	**3.44**	**59.91**	**0.4305**	**0.7508**	**74.40**

Exchange rate per dollar Ps. 12.3496

ASUR 4Q10, Page 16 of 22

ASUR 4Q10, Page 17 of 22

ASUR 4Q10, Page 18 of 22

Exhibit 1

Updated Plan for the Adoption of International Financial Reporting Standards as Issued by the International Accounting Standards Board

a)	Identification of the responsible people or areas

Responsible	Name
Team members for the transition	Manuel Canal Hernando Adolfo Castro Rivas Vicente Madrid Marin Ma. de la Luz Macias Martínez
Coordinator	Manuel Canal Hernando
External Auditors	PricewaterhouseCoopers, S.C.
External Advisor hired for the transition	Deloitte

b)	Training
The training plan only contains the relevant aspects that will cover precisely the tasks to be performed by the following areas:

Personnel
Chief Executive Officer Chief Financial and Strategic Planning Officer Other officers and relevant managers Legal Counsel	Fernando Chico Pardo Adolfo Castro Rivas Claudio R. Gongora Morales
Members of the Board of Directors’ Committees	Fernando Chico Pardo Roberto Servitje Sendra Luis Chico Pardo Rasmus Christiansen Ricardo Guajardo Touché Francisco Garza Zambrano Guillermo Ortiz Martinez
Members of the Audit Committee Other Auxiliary Committees (specify)	Ricardo Guajardo Touché Guillermo Ortiz Martinez Francisco Garza Zambrano
Personnel in charge of the preparation and presentation of financial information under IFRS:
Team leader Team members	Manuel Canal Hernando Adolfo Castro Rivas Vicente Madrid Marin Ma. De la Luz Macias Martínez

ASUR 4Q10, Page 19 of 22

Indirect participants in the implementation process:
Area	Start Date	In Process (estimated due date)	Completed	Not Applicable (reason)
Treasury Taxes Information Technology Internal Auditing

Estimated Adoption Date	January 1, 2012. Transition period January 1, 2011.

Stage 1. Communications
Activity	Programmed Start Date	Actual Start Date	Programmed Due Date	Actual Due Date	Degree of Completion (%)	Comments
1. Coordination with the issuer’s management, all areas involved and related companies that should be consolidated or taken into consideration.	07/22/09	07/22/09	07/23/09	07/23/09	100
2. Design and communication of a dissemination and training plan
3. Other (detail)

Stage 2. Assessment of the Accounting and Business Impact
Activity	Programmed Start Date	Actual Start Date	Programmed Due Date	Actual Due Date	Degree of Completion (%)	Comments
1. Preliminary identification of the accounting impacts that require specific actions (evaluation of the main differences between valuation and recognition)	07/28/09	07/28/09	12/29/09	02/17/10	100	Includes presentation of financial statements
2. Selection among available alternatives under IFRS 1 (First Time Application) and review of provisions and estimates	12/09/09	02/03/10	01/07/10	02/17/10	100	Includes simulation of the alternatives
3. Definition of the new accounting policies according to the different alternatives contemplated by the FRS	01/07/10	02/03/10	05/25/10	06/30/10	100	Includes proposal of changes in procedures

ASUR 4Q10, Page 20 of 22

4. Evaluation of the impact on information systems, internal controls, etc.	01/07/10	02/03/10	05/25/10	06/30/10	100	Includes proposals for procedural changes
5. Identification and evaluation of the effects that impact the issuer’s performance measures (financial ratios, etc.).	05/26/10	02/17/10	07/15/10	07/15/10	100
6. Identification and review of contracts and other agreements that could be modified as a result of the transition to IFRS, as well as possible breaches of commitments or covenants	09/12/09	02/03/10	01/07/10	02/17/10	100
7. Detail of the additional disclosure in the notes to the financial statements resulting from the implementation of IFRS	02/17/10	02/17/10	07/02/10	03/15/11	20

Stage 3.  Parallel implementation and formulation of financial statements under IFRS and current accounting standards
Activity	Programmed Start Date	Actual Start Date	Programmed Due Date	Actual Due Date	Degree of Completion (%)	Comments
1. Identification of the main changes in the information systems required to prepare the financial statements under IFRS, relating to both the flow of information as well as the process of preparation of the financial statements	05/12/10	02/17/10	05/25/10	02/28/11	80
2. Identification of new or supplemental documents to be issued as a result of changes in the information systems, as well as new concepts required by IFRS	05/12/10	02/17/10	07/15/10	02/28/11	80

ASUR 4Q10, Page 21 of 22

3. Analysis of the balance sheet and income statement of the issuer to identify the adjustments required to convert the balances as of the IFRS transition date	05/12/10	02/17/10	07/15/10	12/31/10	100
4. Preparation of the opening balance under the IFRS and reconciliation of results and shareholders’ equity according the FRS	05/12/10	02/17/10	07/15/10	02/28/11	80	Opening balances prepared
5. Design and adjustment of the quality control processes to assure the reliability of the financial information	05/12/10	02/17/10	07/15/10	02/28/11	50	Systems designed but not yet uploaded

Completed Activities
For each of the activities completed as of the date of presentation of this Exhibit, a detailed description of the findings and/or work performed to complete such activities, as well as the decisions taken in respect of each activity as follows:

Activity	Findings and/or Work Performed	Decisions Taken
1. Coordination with the issuer’s management for all related areas and companies that should be consolidated	Creation of a work team	Selection of an external advisor and the team members
2. Selection among available alternatives under IFRS 1 (First Time Application) and review of provisions and estimates	Analysis of the possible alternatives available under IFRS 1	Selection of the available alternatives
3. Identification and review of contracts and other agreements that could be modified as a result of the transition to IFRS, as well as possible breaches of commitments or covenants	There will not be any breaches of current commitments or covenants	None

/s/
Chief Executive Officer
/s/		/s/
Chief Financial and Strategic Planning Officer		Chief Legal Counsel

ASUR 4Q10, Page 22 of 22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 23, 2011